ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

24 May 2011

PDMR Shareholding

Reed Elsevier announces that it received notification yesterday, that Mr Steve Cowden, a PDMR of Reed Elsevier PLC, acquired the following shares as a result of reinvestment of the 2010 final dividend:

Shares	Purchase Date	Number	Price

Reed Elsevier PLC ordinary shares Reed Elsevier NV ordinary shares	19/05/2011 20/05/2011	1,146 522		567.33p €9.55